AMENDMENT NO. 1 TO AGREEMENT
AND PLAN OF MERGER

        THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (the “Amendment”), effective as of January 20, 2005, amends that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 16, 2004, by and between SCBT Financial Corporation, a South Carolina corporation (“Buyer”) and New Commerce BanCorp, a South Carolina corporation (“Seller”).

        WHEREAS, Buyer and Seller are parties to the Merger Agreement;

        WHEREAS, the parties wish to amend the Merger Agreement as provided herein;

        WHEREAS, pursuant to Section 1.4 of the Merger Agreement, Buyer has the right to revise the structure of the Merger contemplated by the Merger Agreement by merging Seller with and into a wholly-owned subsidiary of Buyer, provided, that no such revision to the structure of the Merger shall result in (i) any changes in the amount or type of the consideration which the holders of share of Seller Common Stock or Seller Rights are entitled to receive under the Merger Agreement, or (ii) would unreasonably impede or delay consummation of the Merger.

        NOW, THEREFORE, in consideration of the above and the agreements set forth herein, the parties agree as follows:

1.	The text of Section 1.1 of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

                       “1.1 Merger

(a)	First Step Merger. Subject to the terms and conditions of this Agreement and the Plan of Merger, at the Effective Time, SCBT Interim Corporation (“SCBT Interim”), a South Carolina corporation and wholly owned subsidiary of South Carolina Bank and Trust, N.A., (“SCBT Bank”) shall be merged with and into Seller in accordance with the applicable provisions of the South Carolina Business Corporation Act (“SCBCA”) and the National Bank Act and with the effect provided therein. Seller shall be the Surviving Corporation resulting from the Merger, shall continue to be governed by the Laws of the State of South Carolina and shall operate under the name “New Commerce BanCorp.” This First Step Merger shall be consummated pursuant to the terms and conditions of this Agreement and the First Step Plan of Merger in substantially the form of Exhibit 1, which has been approved and adopted by the Boards of Directors of SCBT Interim and Seller.

(b)	Second Step Merger. Subject to the terms and conditions of this Agreement and the Second Step Plan of Merger, immediately subsequent to the First Step Merger and on the same day, Seller shall be merged with and into SCBT Bank in accordance with the applicable provisions of the SCBCA and the National Bank Act and with the effect provided therein. SCBT Bank shall be the Surviving Entity resulting from the Second Step Merger and shall continue to be a national banking association governed by the laws of the United States. The Second Step Merger shall be consummated pursuant to the terms and conditions of this Agreement and the Second Step Plan of Merger, in substantially the form of Exhibit 2, which has been approved and adopted by the Board of Directors of Seller and SCBT Bank.

(c)	Third Step Merger. Subject to the terms and conditions of this Agreement and the Third Step Plan of Merger, immediately subsequent to the Second Step Merger and on the same day as the First Step Merger and the Second Step Merger, New Commerce Bank shall be merged with and into SCBT Bank in accordance with the applicable provisions of the National Bank Act and with the effect provided therein. SCBT Bank shall be the Surviving Entity resulting from the Third Step Merger and shall continue to be a national banking association governed by the laws of the United States. The third Step Merger shall be consummated pursuant to the terms and conditions of this Agreement and the Third Step Plan of Merger, in substantially the form of Exhibit 3, which has been approved and adopted by the Board of Directors of New Commerce Bank and SCBT Bank.”

2.	The text of Section 1.3 of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

“1.3 Effective Time. The First Step, the Second Step Merger, and the Third Step Merger and other transactions contemplated by this Agreement shall become effective on the same date and simultaneously but in the sequence provided in Section 1.1 (the “Effective Time”). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur within five business days of the last of the following dates to occur: (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of Seller approve this Agreement to the extent such approval is required by applicable Law or such later date within 30 days thereof as may be specified by Buyer.”

3.	The Amendment may be executed in two or more identical counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Capitalized terms used, but not defined in this Amendment shall have the meaning assigned to them in the Merger Agreement. Any counterpart executed and delivered by facsimile shall have the same force and effect as a manually signed original.

4.	Regardless of any conflict of law or choice of law principles that might otherwise apply, the parties agree that this Amendment shall be governed by and construed in all respects in accordance with the laws of the State of South Carolina.

5.	Except as specifically amended hereby, the Merger Agreement shall remain in full force and effect as is hereby ratified and confirmed.

        IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be executed on its behalf by its duly authorized officers as of the day and year first above written.

SCBT FINANCIAL CORPORATION By: /s/ Robert R. Hill, Jr. Name: Robert R. Hill, Jr. Title: President and Chief Executive Officer

NEW COMMERCE BANCORP By: /s/ Frank W. Wingate Name: Frank W. Wingate Title: President and Chief Executive Officer